FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

3 December 2003

HSBC HOLDINGS PLC

SECOND INTERIM DIVIDEND FOR 2003

SCRIP DIVIDEND ALTERNATIVE

On 10 November 2003, the Directors of HSBC Holdings plc declared a second interim dividend for 2003 of US$0.12 per ordinary share payable on 20 January 2004 to shareholders on the Register on 28 November 2003. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

US$15.1987 for each new share

The "Market Value" is the United States dollar equivalent of £8.838, being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 26 November 2003 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 20 January 2004 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 12 January 2004. These exchange rates will be announced to the London, Hong Kong, New York and Paris stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 9 December 2003, and elections must be received by the Registrars by 7 January 2004.

R G Barber

Group Company Secretary

HSBC Holdings plc

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 3, 2003